EXHIBIT 23.5

Consent to the use in this Registration Statement of Stentor, Inc. on Form S-1 of information derived from the 14th and 15th Annual HIMSS Leadership Surveys regarding trends in the healthcare information technology industry appearing in the Prospectus, which is part of this Registration Statement, has been obtained by making attributions as required by the following language appearing in Section 13 of the Healthcare CIO: Final Report for each of 2003 and 2004:

“Individuals are encouraged to cite this report and any accompanying graphics in printed matter, publications, or any other medium, as long as the information is attributed to the 14th Annual HIMSS Leadership Survey sponsored by Superior Consultant Company.”

“Individuals are encouraged to cite this report and any accompanying graphics in printed matter, publications, or any other medium, as long as the information is attributed to the 15th Annual HIMSS Leadership Survey sponsored by Superior Consultant Company.”